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SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Argyle Security Acquisition Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

040311102
(CUSIP Number)
July 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Blair Mezzanine Capital Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	486,237(1)
6. Shared Voting Power
	7. Sole Dispositive Power	486,237(1)
8. Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(2)
12.	Type of Reporting Person (See Instructions) PN
(1) Voting power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.
(2) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

Page 2 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Blair Mezzanine Capital Partners III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	486,237(1)(2)
6. Shared Voting Power
	7. Sole Dispositive Power	486,237(1)(2)
8. Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(3)
12.	Type of Reporting Person (See Instructions) OO
(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. Mackenzie, Terrance M. Shipp and Marc J. Walfish.
(3) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

3 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Blair & Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	486,237(1)(2)
7. Sole Dispositive Power
	8. Shared Dispositive Power	486,237(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(3)
12.	Type of Reporting Person (See Instructions) BD
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C. See Item 4.
(2) Power is exercised through its principals.
(3) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

Page 4 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Timothy J. MacKenzie
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	486,237(1)
7. Sole Dispositive Power
	8. Shared Dispositive Power	486,237(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(2)
12.	Type of Reporting Person (See Instructions) IN
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 4.
(2) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

Page 5 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Terrance M. Shipp
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	486,237(1)
7. Sole Dispositive Power
	8. Shared Dispositive Power	486,237(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(2)
12.	Type of Reporting Person (See Instructions) IN
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 4.
(2) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

Page 6 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc J. Walfish
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	486,237(1)
7. Sole Dispositive Power
	8. Shared Dispositive Power	486,237(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(2)
12.	Type of Reporting Person (See Instructions) IN
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 4.
(2) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

Page 7 of 12 pages

CUSIP No.  040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wilblairco Associates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.	SEC Use Only
4.	Citizenship or Place of Organization	Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	486,237(1)(2)
7. Sole Dispositive Power
	8. Shared Dispositive Power	486,237(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	486,237(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.2%(3)
12.	Type of Reporting Person (See Instructions) OO
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C. See Item 4.
(2) Power is exercised through its principals.
(3) Based on 5,961,307 shares of common stock outstanding as set forth in the Issuer's definitive proxy statement filed on July 13, 2007.

Page 8 of 12 pages

Item 1.

(a)	Name of Issuer Argyle Security Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices 200 Concord Plaza, Suite 700, San Antonio, Texas 78216

Item 2.

(a)
Name of Person Filing

This statement is filed jointly by each of the following Persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act:  William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership (“Mezzanine Fund”), William Blair Mezzanine Capital Partners III, L.L.C., a Delaware limited liability company (“Blair General Partner”), William Blair & Company, L.L.C., a Delaware limited liability company (“Blair”), Wilblairco Associates, an Illinois general partnership (“Blairco”), Timothy J. MacKenzie (“MacKenzie”), Terrance M. Shipp (“Shipp”) and Marc J. Walfish (“Walfish”).  Mezzanine Fund, Blair General Partner, Blair, Blairco, MacKenzie, Shipp and Walfish are sometimes hereinafter referred to as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.  By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(b)
Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

(c)	Citizenship See item 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share ("Common Stock").

(e)	CUSIP Number 040311102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Page 9 of 12 pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

Mezzanine Fund

The aggregate number of shares that Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.

Blair General Partner

As the sole general partner of Mezzanine Fund, Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.

Blair

As a member of Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.  Blair disclaims beneficial ownership of all such shares of Common Stock.

Blairco

As a member of Blair General Partner, Blairco may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.  Blairco disclaims beneficial ownership of all such shares of Common Stock.

MacKenzie

As an Initial Managing Director of Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.  MacKenzie disclaims beneficial ownership of all such shares of Common Stock.

Shipp

As an Initial Managing Director of Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.  Shipp disclaims beneficial ownership of all such shares of Common Stock.

Walfish

As an Initial Managing Director of Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 486,237 shares of Common Stock, which constitutes approximately 8.2% of the outstanding shares of Common Stock.  Walfish disclaims beneficial ownership of all such shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Page 10 of 12 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM BLAIR MEZZANINE CAPITAL FUND III,
 L.P., a Delaware Limited Partnership

By:  William Blair Mezzanine Capital Partners III, L.L.C.,
its General Partner

By:                                            *
        Name:  Terrance M. Shipp
Title:    Initial Managing Director

WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C. By: * Name: Terrance M. Shipp Title: Initial Managing Director
WILBLAIRCO ASSOCIATES By: * Name: James D. McKinney Title: Principal	WILLIAM BLAIR & COMPANY, L.L.C. By: * Name: E. David Coolidge III Title: Principal
TIMOTHY J. MACKENZIE * Timothy J. MacKenzie	TERRANCE M. SHIPP By: * Terrance M. Shipp
MARC J. WALFISH * Marc J. Walfish

*By: /s/ Matthew D. O’Meara Matthew D. O’Meara Attorney-in-Fact

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 12 of 12 pages